Baird Funds, Inc.
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

December 7, 2021

VIA EDGAR TRANSMISSION

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”)
File Nos. 333-40128; 811-09997

Dear Ms. Lithotomos:

The purpose of this letter is to respond to oral comments the Company received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 1, 2021, regarding correspondence filed with the Staff on November 29, 2021 (Accession No. 0000894189-21-008364) (“Prior Correspondence”) as it relates to the Company’s Post-Effective Amendment No. 93 (“PEA No. 93”). PEA No. 93 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on September 28, 2021, for the purpose of reclassifying the Baird SmallCap Value Fund (to be renamed the Baird Equity Opportunity Fund) (the “Fund”) as non-diversified and to make other changes related to the proposed retention of a subadvisor to the Fund. The Prior Correspondence addressed the Staff’s oral comments received on November 16, 2021. This additional correspondence is being filed to address the Staff’s response to Comment 8 of the Prior Correspondence.

1.Staff Comment: With respect to Staff Comment 8, it is the Staff’s position that with regard to presenting hypothetical performance of a fund or account that has multiple investment options and different components, the presentation of hypothetical performance of an investment option or component within the fund or account is not permitted. Accordingly, it is the Staff’s position that the inclusion of the hypothetical performance of the long positions of the Greenhouse Long/Short Equity Fund (the “Hedge Fund”) is not permitted based on the Staff’s existing guidance.

Response: The Company responds by supplementally confirming the Fund has removed the presentation of the hypothetical performance of the long positions of the Hedge Fund from the “Subadvisor Related Historical Performance” section of the prospectus.

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If you have any questions regarding the above responses, please contact Adam Smith of U.S. Bank Global Fund Services at (414) 765-6115 or adam.smith6@usbank.com.

BAIRD FUNDS, INC.

/s/ Andrew D. Ketter

Andrew D. Ketter
Assistant Secretary